                                 FC  BANC CORP.

                             1996  ANNUAL  REPORT


INTRODUCTION

    FC Banc Corp. (the "Holding Company") was organized as an Ohio corporation and incorporated by the board of directors of The Farmers Citizens Bank (the "Bank") under Ohio law on August 20, 1992, for the purpose of becoming a bank holding company owning all the outstanding shares of the Bank. The Holding Company acquired the Bank on January 31, 1994, and as of December 31, 1996 has combined assets of $81,445,000, total shareholders' equity of $10,667,000, and total deposits of $70,074,000. The Bank is suject to supervision, examination and regulation by the Division fo Financial Institutions of the State of Ohio. The deposit accounts of the Bank are insured by the Federal Deposit Insurance Corporation (FDIC), and the Bank is a member of the Federal Reserve System. Both the Bank and the Holding Company are subject to regulation of the Federal Reserve System through the Federal Reserve Bank of Cleveland, Cleveland, Ohio. Selected financial data on the Holding Company's condition and operations is filed with the United States Securities and Exchange Commission (Form 10-KSB and Form 10-QSB) and the Board of Governors of the Federal Reserve System
(Form FRY-9). Selected financial data on the subsidiary Bank's condition and operations is filed quarterly with the State of Ohio Division of Financial Institutions, FDIC and the Federal Reserve System.

    FC Banc Corp. is a bank holding company engaged in the business of commercial and retail banking through its subsidiary The Farmers Citizens Bank, which accounts for substantially all of its revenues, operating income, and assets. The following discussion is intended to focus on and highlight certain financial information regarding FC Banc Corp. and should be read in conjunction with the financial statements and related notes which have been prepared by the management of FC Banc Corp. in conformity with generally accepted accounting principles. The Audit Committee of the Board of Directors engaged Robb, Dixon, Francis, Davis, Oneson and Company, independent auditors, to audit the financial statements. The auditors' report is included as a part of the 1996 Annual Report. To assist in understanding and evaluating major changes in the Holding Company's financial position and results of operations, two, three and five year comparisons are provided in tabular form for ease of comparison.

    Three major areas of discussion that follow are an analysis of (a) assets and liabilities including liquidity and interest rate sensitivity, (b) share-holders' equity including dividends and risk-based capital, and (c) 1996 results of operations.

I  - FINANCIAL CONDITION

Loan Portfolio

    Loans, as a component of earning assets, represent a significant portion of earning assets at December 31, 1996. At December 31, 1996, the Bank's real estate loans secured by farmland and loans to finance agricultural production and other loans to farmers were $10,983,000. As noted in Note D, of the Notes to Consolidated Financial Statements, the Bank also was a creditor for $3,746,000 of loans from related parties.

    Average loans increased 4.38% in 1996 to represent 50% of average earning assets compared to 48% in 1995 and 46% in 1994. Year-end total real estate loans of $22,596,000 represent approximately 55% of the total loans outstanding compared to 43% for the previous year-end. As the total dollars outstanding of loans fluctuated, decreasing from 1990 through 1993 and then increasing through 1996, real estate loans had remained relatively constant at 33% of the loans outstanding until 1994, when they increased to 37% and 43% at year-end

1995. Installment loans to individuals have continued to decline steadily since 1990 from 27% of loans outstanding to 13% at December 31, 1996. The dollar amounts of commercial loans increased from 38% of loans outstanding in 1990 to 45% of loans outstanding in 1992 and 1993, then declined to 43%, 39% and 31% of loans outstanding at December 31, 1994 , 1995, and 1996, respectively. Table 3 provides a five year loan history.

    During 1996 the Bank decreased the interest rates on deposits while loan rates were relatively constant primarily due to competitive market conditions electing to fund loans with the proceeds from maturing investment securities. Total deposits at year-end 1996 compared to year-end 1995 were down $817,000, while the average deposit base decreased approximately $342,000. The Bank has the ability to obtain funds through Repurchase Agreements, the sale of securities under agreement to repurchase at a later date. At December 31,1996 there were no open and active repurchase agreements. Total borrowed funds decreased from $1,525,000 at December 31, 1995 to $119,000 at December 31, 1996. The average amount of borrowed funds was $405,000 in 1996 compared to $759,000 in 1995.

    These factors, combined with the aforementioned changes in the composition of the loan portfolio, contributed to the increase in the net interest margin in 1996 (the difference between the yield on interest-earning assets and the yield on interest-bearing liabilities). The yield on interest-earning assets of 7.64% compared to the yield on interest-bearing liabilities of 3.76% produced an interest spread of 3.88% for 1996 as compared to an interest spread of 3.58% for 1995 and 3.60% for 1994. The net interest margin or net interest-earning assets increased to 4.61% for 1996 compared to 4.37% and 4.40% for 1995 and 1994 respectively. Table 1 provides a summary of average balances and interest rates for the years 1996, 1995, and 1994. Table 16 summarizes the results of changes in both rates and volume for the years ended December 31, 1996 and 1995.

    In addition to the loans reported in Table 3, there are certain off-balance sheet products such as letters of credit and loan commitments which are offered under the same credit standards as the loan portfolio. Since the possibility of a liability exists, generally accepted accounting principles require that these financial instruments be disclosed but treated as contingent liabilities and thus, not reflected in the accompanying financial statements. Management closely monitors the financial condition of potential creditors throughout the term of the instruments to assure that they maintain credit standards. Refer to Note N and O for additional information on off-balance sheet financial instruments.

Non-Performing Assets

    While the Bank has experienced an increase in non-performing assets, loans accounted for as non-accrual and accruing loans which are contractually past due 90 days more, Management believes that the Allowance for Loan Losses is adequate to cover any potential losses in the loan portfolio at December 31, 1996. Refer to the section entitled "Analysis of the Allowance/Provision for Loan Loss" for additional detail.

    Table 4 provides a five year summary of non-performing assets which are defined as: loans accounted for on a non-accrual basis, accruing loans that are contractually past due 90 days or more as to principal or interest payments, renegotiated troubled debt, and other real estate obtained through loan fore-closure.

    A loan is placed on non-accrual when payment terms have been seriously violated (principal and/or interest payments are 90 days or more past due, deterioration of the borrower's ability to repay, or significant decrease in value of the underlying loan collateral) and stays on non-accrual until the loan is brought current as to principal and interest. The classification of a loan or other asset as non- accruing does not indicate that loan principal and interest will not be collectible. The Bank adheres to the policy of the Federal Reserve that banks may not accrue interest on any loan when the principal or interest is due and has remained unpaid for 90 days or more unless the loan is both well secured and in the process of collection.

    A loan is considered restructured or renegotiated when either the rate is reduced below current market rate for that type of risk, principal or interest is forgiven, or the term is extended beyond that which the Bank would accept for loans with comparable risk. Property obtained from foreclosing on loans secured by real estate are adjusted to market value prior to being capitalized in an "Other Real Estate" account for possible resale. Regulatory provisions on other real estate are such that after five years, or ten years under special circumstances, property must be charged-off. This period gives the Bank adequate time to make provisions for disposing of any real estate property.

    Loans accounted for on a non-accrual basis increased $365,000 as of year-end 1996. Non-performing assets at December 31, 1996 totaled $1,119,000 or 1.37% of total assets. This represents an increase of $779,000 or 229% from December 31, 1995. See Table 4 for a five year summary of non-performing loans.

    This increase is attributable to both the amount of loans charged-off in 1996, 1995 and 1994, or $116,000, $574,000 and $139,000, respectively, coupled with the amount of recoveries on charged-off loans which amounted to $82,000, $67,000 and $106,000 in 1996, 1995 and 1994, respectively. Please refer to the following section entitled "Analysis of the Allowance/Provision for Loan Loss" for additional explanation.

Analysis of the Allowance/Provision for Loan

    The allowance for loan losses was established and is maintained by periodic charges to the provision for loan loss, an operating expense, in order to provide for losses inherent in the Bank's loan portfolio. Loan losses and recoveries are charged or credited respectively to the allowance for loan losses as they occur. See Table 5 for a five year summary.

    The allowance/provision for loan losses is determined by management by considering such factors as the size and character of the loan portfolio, loan loss experience, problem loans, and economic conditions in the Bank's market area. The risk associated with the lending operation can be minimized by evaluating each loan independently based on criteria which includes, but is not limited to, (a) the purpose of the loan, (b) the credit history of the borrower, (c) the borrower's financial standing and trends, (d) the market value of the collateral involved, and (e) the down payment received.

    Management utilizes an internal loan review procedure to provide for analysis of operating data, tax returns and financial statement performance ratios for all significant commercial loans, regulatory classified loans, past due loans and internally identified "watch" loans. The Bank's examiners and independent auditors will periodically perform independent credit reviews of the Bank's borrowers and evaluate the adequacy of the allowance for loan losses account based upon the results of their review and other factors.

    The results of the quarterly credit reviews in conjunction with independent collateral evaluations are used by management and the board of directors in determining the adequacy of the allowance for loan loss account on a quarterly basis.

    There were no provisions for possible loan losses during 1996 as compared to the $204,000 provision recorded in 1995. The absence of a provision was based upon the results of the management's quarterly reviews of the loan portfolio to identify problem loans and to determine appropriate courses of action on a loan by loan basis. Collection procedures are being activated when a loan becomes past due.

    The entire allowance for loan losses is available to absorb any particular loan loss. However, for analytical purposes, the allowance could be allocated based upon net historical charge-offs of each type of loan for the last five years. The losses experienced combined with the type and market value of the collateral securing the loan portfolio and the financial standing of certain borrowers due to economic trends in their related businesses or farming operations is the primary criteria used to determine the percentage allocation.

    Approximately 90% of the Bank's total loans are secured by deeds of trust on real property, security agreements on personal property, or through full faith and credit of government agencies.

    Management believes significant factors affecting the allowance are being reviewed regularly and that the allowance is adequate to cover potentially uncollectible loans as of December 31, 1996. The Bank has no exposure from troubled debt to lesser developed countries.

    The average allowance to average loans outstanding ratio decreased to 3.46% in 1996 from 4.60% and 2.54% in 1995 and 1994, respectively. This decrease was due primarily to the increase in the loan portfolio coupled with the absence of additional provisions in 1996. Whereas, the increase in 1995 was due primarily to the additional provisions in 1994 as directed by the regulatory agencies.

    Net charge-offs in 1996 of $34,000 decreased $473,000 from $507,000 in 1995.
Net charge-offs in 1995 increased $474,000 from $33,000 in 1994. The net charge -offs in 1996 of $34,000 represent 2.80% of the total net charge-offs for the five years presented. The yearly average net charge-offs for the same five year period were $243,000. See Table 5 for a five year summary.

Investments

    Investments represent the second largest use of financial resources. The investment portfolio, shown in Table 6 includes United States securities, state and municipal obligations, other equity securities, and equity securities of the Federal Reserve Bank.

    Investment debt securities are those securities which the Bank has the ability and intent to hold to maturity. These securities are stated at cost adjusted for amortization of premium and accretion of discount, and computed by the interest method. The investment marketable equity securities are carried at the lower of cost or market value. In May 1993 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Under SFAS No. 115, beginning in 1994 debt and equity securities not classified as as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of share-holders' equity.

    On January 1, 1994 the Bank adopted SFAS No. 115. The effect of adopting SFAS No. 115 was to increase shareholders' equity $189,000 at January 1, 1994 and decrease shareholders' equity $893,000 at December 31, 1994. Effective November 15, 1995, the FASB permitted a one-time opportunity for institutions to reassess the appropriateness of the designations of all securities held upon initial application of the Special Report. Any resulting redesignations had to be made in conjunction with the implementation of the FASB's supplemental guidance (FASB Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities,") and had to occur no later than December 31, 1995. After a detailed assessment of the Bank's investment portfolio management concluded that it was in the best interest to the institution to designate (i.e. reclassify) the entire portfolio as "Available-For-Sale". The effect of designating securities as "Available-For-Sale" was to decrease shareholders' equity by $95,000 at December 31, 1995.

    The net increase in shareholders' equity of $798,000 at December 31, 1995 is a direct result of the redesignation of securities as "Available-For-Sale" and the change in the market value of those securities held as "available for sale" in the Bank's investment portfolio. In general, the replacement of older higher yielding maturing securities with those at current interest rates, the increase in market value (as a result of changing market rates) of those investments classified as "available for sale", and the designation of the securities as "Available-For-Sale" are the several of the underlying reasons reasons for the increase in shareholders' equity.

    Investment securities by year-end 1996 had decreased by $1,675,000 or 4.96% from year-end 1995. Federal funds sold decreased by 73.81% to $1,100,000 during fiscal 1996, and cash and due from banks balances decreased by $1,372,000 in the same period. The decrease in cash balances was primarily attributable to items in process of collection which were not investable as federal funds sold until January 2, 1996. Federal funds sold are consistently maintained at levels that will cover the short-term liquidity needs of the Bank. Because of decreasing interest rates, the related decrease in local loan demand, the the purchase of loans on the open market, and the relative stability of deposit liabilities, the excess available funds were invested primarily in federal funds.

     Securities categorized as "available-for-sale" can and will be sold prior to maturity to meet liquidity or other funding needs. It is management's intent to hold those securities categorized as "held-to- maturity" until their maturity unless they are subject to an earlier redemption via a "call feature". At December 31, 1996 the Bank's entire investment portfolio was classified as available-for-sale.

    The Bank utilizes a number of outside sources to analyze, evaluate, and obtain advice relative to the management of its investment portfolio. The Bank does not invest in any one type of security over another. Funds allocated to the investment portfolio are constantly monitored by management to ensure that a proper ratio of liquidity and earnings is maintained.

    The Bank's investment portfolio includes approximately $2.7 million of agency structured notes (step-ups, dual-indexed bonds, and a p.s.a. indexed bond) which represents cash flows dependent on one or more indices in ways that create risk characteristics similar to forwards or options. The risks inherent in these types of securities include secondary liquidity risk (that is, inability to resell the securities if needed for liquidity), price volatility due to the uncertainty and unpredictability of the cash flow from the invest-ment, and interest rate risk. Specific goals and objectives for investments of this type, have been included in the investment policy of the Bank.

Memorandum of Understanding

    On February 14, 1995, The Farmers Citizens Bank (the "Bank"), the wholly owned subsidiary of the Company, entered into a Memorandum of Understanding (the "MOU") with the Federal Reserve Bank of Cleveland (the "FRB") and the Superintendent of the Ohio Division of Banks (the "Superintendent"). The MOU required the Bank, among other things, to:

         (i) retain an independent bank management consultant to conduct a complete management review to aid in the development of a management structure suitable to the Bank's needs that is adequately staffed by qualified and trained personnel, and upon the conclusion of such review, to submit to the FRB and the Superintendent a written management plan describing specific actions to be taken by the Bank to strengthen Bank management and improve the Board of Directors' supervision over the officers;

        (ii)  submit a written business plan to the FRB and the Superintendent;

       (iii) eliminate from its books, by charge-off or collection, all assets classified as "loss" in the joint report of examination of the FRB and the Superintendent, dated September 30, 1994, and to maintain an adequate valuation reserve for loan losses;

        (iv) develop an amended loan policy, written loan review procedures and a written plan to improve the Bank's position on past due loans in excess of $100,000; and

         (v) develop an amended investment policy, including specific objectives and goals for investments in structured note securities and collateralized-mortgage obligations.

    On December 12, 1996, the Bank was officially notified that based upon the improved overall condition of the organization, the existing Memorandum of Understanding was terminated.

Deposits

    Table 9 highlights average deposits and interest rates during the last three years. Average deposits in 1996 have decreased by approximately $342,000 or 0.49% over 1995 which had decreased $378,000 or 0.54% over 1994. The average cost of deposits for the bank was approximately 3.23% for the year ended December 31, 1996 compared to 3.43% and 3.81% for 1995 and 1994, respectively.

Shareholders' Equity

    Maintaining a strong capital position in order to absorb inherent risk is one of management's top priorities. Selected capital ratios for the last three years, presented in Table 10, "Capital Resources", reveals that the Bank has been able to maintain an average equity to average asset ratio of greater than 12% for the past three years. It should be noted that this ratio has increased by 19 basis points in 1996 to 13.03% and decreased by 9 basis points in 1995. It should also be noted that the return on average assets increased in 1996 and 1995. This is due primarily to the decrease in provision for possible loan losses in both 1996 and 1995, and the increase in interest margin in 1996.

    The yield (interest expense) on interest earning liabilities decreased more rapidly than the yield (interest income) on interest earning assets, resulting in an improvement in the bank's interest margin in 1996, thus offsetting the decline experienced in 1995. As indicated earlier, the average allowance to average loans outstanding decreased to 3.46% in 1996 compared to 4.60% in 1995 and increased compared to 2.54% in 1994, respectively. Management believes that the overall quality of the loan portfolio has improved significantly in 1996. In late 1994 and early 1995, management noted that the status of collateral securing the loans within the portfolio and less favorable financial standing of certain borrowers (due to economic trends in their related businesses or farming operations), were the primary cause for a significant increase in the bank's provision for possible loan losses in 1994 and 1995.

    Banking regulations in 1989 established minimum capital ratios for banks. The primary purpose of these requirements is to assess the riskiness of a financial institution's balance sheet and off balance sheet financial instruments in relation to adjusted capital. A minimum total qualifying capital ratio of at least 8% with at least 4% of capital composed of Tier I (core) capital had to be maintained. Tier I capital includes common equity, non-cumulative perpetual preferred stock, and minority interest less goodwill and other disallowed intangibles. Tier II (supplementary) capital includes subordinate debt, intermediate term preferred stock, the allowance for loan losses and preferred stock not qualifying for Tier I capital. Tier II capital is limited to 100% of Tier I capital. At December 31, 1996 the Bank's risk-based capital ratio for Tier I and Tier II capital is 21.87% and 23.14%, respectively, thus meeting the required 4% and 8% for Tier I and Tier II capital. Table 11 is a summary of both the Bank's risk-based capital and leverage components and ratios.


II - RESULTS OF OPERATIONS

    Consolidated net income was $681,000 or $2.09 per share, for the year ended December 31, 1996 as compared to $533,000 or $1.61 per share for 1995 and $335,000 or $1.01 per share for 1994. Return on average assets (ROA) was 0.84%, 0.65% and 0.41% in 1996, 1995, and 1994, respectively.

Net interest income

    Net interest income, the income received on investments in loans, securities, due from banks, and federal funds less interest paid to depository and short-term creditors to fund these investments is the Bank's primary source of revenue. The following discussion and analysis of the Bank's net interest income is based primarily on Table 1, "Average Balances and Interest Rates", Table 15, "Net Interest Income", Table 16, "Rate/Volume Analysis of Changes in Interest Income and Interest Expense", and on Table 19, "Interest Sensitive Assets and Liabilities" for all years presented using the Federal statutory rate of 34%. Tables 1, 15 and 16 have been prepared on a tax-equivalent basis. The stated (pre-tax) yield on tax-exempt loans and securities is lower than yield on taxable assets of similar risk and maturity. The average balances were calculated on a monthly basis.

    The net yield on interest-earning assets has increased to 4.61% in 1996 from 4.37% and 4.40% in 1995 and 1994, respectively. Net interest earnings (on a fully tax equivalent basis) increased $196,000 or 5.97% in 1996 while net income increased $148,000 or 27.77% in 1996 (See Table 13) and $198,000 or 59.10% in 1995 from $335,000 in 1994. Table 16 analyzes the reason for the changes in interest income by applying either volume or rate changes to interest sensitive assets and liabilities. The volume of both assets and liabilities increased in 1996 and resulted in increased net interest income of $40,000. Rates decreased for all categories of assets and liabilities which resulted in a net increase of $156,000 in net interest income due to a change in rates.

    Net loan income increased $146,000 or 4.35% over the prior year primarily as a result of the increased volume resulting from the increased credit demand, competition from financial and non-financial sources, and management's strengthening of loan underwriting standards. Average loan yields have remained unchanged in 1996 after a 19 basis point decline in 1995. As of year-end 1996 approximately $15,082,000 or 37% of the loan portfolio was maturing or repricing in the next year. Variable rates and short-term maturities are two tools management is using to achieve greater flexibility in a changing rate environment.

    Weighted average interest rates on investments and interest-bearing balances with banks have decreased 10 basis points in 1996 resulting in a $36,000 decrease in taxable-equivalent income due to rates. An additional $1,000 increase in income due to the decreased volume accounts for the $35,000 total decrease in investment income. Approximately $8,280,000 of securities matured in 1996. Reinvestment yields on approximately $6,638,000 of maturing securities in 1997 will be used to determine appropriate maturities or alternative investments.

    Federal funds sold income decreased $71,000 or 39.66% in 1996 after a $48,000 or 36.64% increase in 1995. Volume decreased earnings $66,000 and rates decreased earnings $5,000 in 1996. Federal funds are primarily used as an investment mechanism for short-term liquidity purposes.

    Interest-bearing deposit income decreased $9,000 or 100% in 1996 after an $8,000 or 47.06% decrease in 1995. The decrease in earnings is attributed to the decreased volume in 1996.

    Interest-bearing deposit expense declined $147,000 or approximately 6.12% in 1996 after a $150,000 or 11.97% increase in 1995. The volume increase caused interest expense to increase $51,000 while decreasing rates caused a $198,000 decrease in interest expense in 1996. Rates paid on Savings / NOW / insured earnings and time deposits decreased 53 and 7 basis points respectively, in 1996 which had decreased 32 and increased 96 basis points respectively, in 1995. An increase in average time deposit accounts coupled with a similar decrease in Savings / NOW / insured earnings has occurred as a result of the restructuring of interest rates in an effort to improve the bank's interest margins. Also, competition from non-financial institutions has resulted in a shifting of depositors resources.

    Short-term borrowing expense, consisting primarily of securities sold under agreement to repurchase expense, decreased in 1996 by $18,000. This decrease is attributable to the decline in volume of $354,000.

    In summary, Table 16, "Rate Volume Analysis of Changes in Interest Income and Interest Expense", discloses the reasons for changes in interest income and interest expense. It should be noted that the changes, or restructuring, in the Bank's interest earning assets (loans and investments) and the interest-bearing liabilities (deposits and borrowed funds) combined with the repricing of each resulted in an increase in interest margins.

    The increase in interest-earning asset volumes and the increase in interest-bearing liability volumes in 1996, coupled with repricing of both interest-earning assets and interest-bearing liabilities, resulted in a net increase of $196,000 in net interest income. Changes in volume accounted for a $40,000 increase in net interest income while changes in rates increased net interest income $156,000.

    The increases in both asset volume and interest rates in 1995 had less of an effect on the net interest margin ($125,000 increase) than the increase in liability interest rates ($139,000 increase). The increase in liability volumes had less of an effect ($22,000) on the net interest margin in 1995.

Other Income and Other Expense

    Total other income is comprised of operating income attributed to providing deposit accounts for bank customers, the disposition of investment securities prior to their maturity (which are classified as available for sale), and fees from banking services.

    Total other expense is comprised of operating expense attributed to staffing (personnel costs), operation and maintenance of bank buildings and equipment, banking service promotion, taxes and assessments, and other operating expenses. Table 18, "Other Income and Other Expenses", contains a summary of these items for the years ended December 31, 1996, 1995, and 1994.

Income Taxes

    Applicable income taxes of $140,000 in 1996 consist of federal taxes only. For the previous two years the federal tax rate was 34%.

    Impacting the tax provisions for the three years covered in this report is the level of the provision for possible loan losses ($ 0 in 1996, $204,000 in 1995, and $1,015,000 in 1994) and the level of tax-exempt income on securities which was $398,000, $468,000 and $552,000 for the years 1996, 1995, and 1994, respectively. Due to the general decline in values of collateral securing the loan portfolio and less favorable financial standing of certain borrowers due to economic trends in their related businesses or farming operations, manage-ment chose to increase significantly the Bank's provision for possible loan losses during the fiscal year 1994.

    The Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes" in February 1992. This statement, effective for fiscal years beginning after December 15, 1992, amends or supersedes existing pronouncements relating to the accounting for income taxes. The Bank adopted the Statement in 1993. SFAS No. 109 requires a liability approach to accounting for income taxes as opposed to a deferred approach. The liability approach places emphasis on the accuracy of the balance sheet while the deferred approach emphasizes the income statement. Under the liability approach, deferred taxes are computed based on the tax rates in effect for the periods in which temporary differences are expected to reverse. An annual adjustment of the deferred tax liability or asset is made for any subsequent change in tax rates.

Effects of Inflation/Changing Prices

    The effects of inflation on operations of the Bank occurs through increased operating costs which can be recovered through increased prices for services. Virtually all of the Bank's assets and liabilities are monetary in nature and can be repriced on a more frequent basis than in other industries. Every effort is being made through interest sensitivity management to monitor products and interest rates and their impact on future earnings.

Liquidity and Interest Rate Sensitivity Management

    Management utilizes several tools currently available to monitor and ensure that liquid funds are available to satisfy the normal loan and deposit needs of its customers while taking advantage of investment opportunities as they arise in order to maintain consistent growth and interest income. Cash and due from banks, marketable investment securities with maximum one year maturities, and federal funds sold are the principal components of asset liquidity. Referring to Table 19, the Bank is in a liabiity sensitive position up to one year which ismore beneficial in a period of declining interest rates since liabilities can be repriced at lower rates. In periods of rising interest rates, interest sensitive assets are more favorable since they allow adjustment of interest sensitive assets prior to maturing interest sensitive liabilities. The three month category of interest sensitive liabilities includes approx-imately $32,605,000 consisting of Savings, NOW accounts, and insured earnings which can be adjusted in any one category at any time to offset any positive gap in a declining rate environment.

    Management utilizes variable rate loans (on a limited basis) and adjustable rate deposits to maintain desired net interest margins. A procedural process has been developed to monitor changes in market rates on interest sensitive assets and liabilities with appropriate action being taken when warranted.